June 26, 2017

VIA EDGAR
U.S. Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549
Re:  JNL Series Trust (File No. 811-08894) – Registration Statement on Form N-14
Dear Sir or Madam:
On behalf of JNL Series Trust (the "Trust"), transmitted herewith for filing pursuant to the Securities Act of 1933, as amended (the "1933 Act"), and Regulation C thereunder is a registration statement for the Trust on Form N-14 (the "Registration Statement").  The Registration Statement includes a Prospectus and a Statement of Additional Information relating to the merger of the JNL Alt 65 Fund into the JNL Institutional Alt 50 Fund, both a series of the Trust.
Pursuant to Rule 488 under the 1933 Act, this Registration Statement will become effective on August 25, 2017.
This transmission contains a conformed signature page.  The manually signed original of this document is maintained at the offices of the Trust.
If you have any questions or comments regarding the foregoing, please contact me at (517) 367-4336.

Sincerely,

/s/Susan S. Rhee

Susan S. Rhee
Vice President, Counsel & Secretary

Enclosure